NOTICE OF CHANGE OF AUDITOR

VANC PHARMACEUTICALS INC.

(the “Company”)

Given pursuant to National Instrument 51-102 of Canadian Provincial Securities Administration regarding appointment of Davidson & Company LLP, Chartered Professional Accountants as auditors of the Company.

The Company proposes to change its auditor from Adam Sung Kim Ltd., Chartered Professional Accountant of Unit #114B (2nd Floor), 8988 Fraserton Court, Burnaby, British Columbia V5J 5H8 to Davidson & Company LLP, Chartered Professional Accountants of Suite 1200 – 609 Granville Street, PO Box 10372, Pacific Centre, Vancouver, BC  V7Y 1G6, effective as of the 22nd day of February 22, 2018. The former auditor resigned at the Company’s request.

The termination of the former auditor and the recommendation to appoint the successor auditor has been approved by the Company’s Board of Directors.

There were no reportable events between the Company and Adam Sung Kim Ltd., Chartered Professional Accountant.

Attached hereto, as Schedule “A” and Schedule “B”, are copies of the letters from the former and successor auditors, respectively.

Dated this 22nd day of February, 2018.

“Bob Rai”

Bob Rai
Director